UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
(Amendment No. 4)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Dampskibsselskabet af 1912, Aktieselskab
(Name of Subject Company)

The Steamship Company of 1912, Limited
(Translation of Subject Company's Name into English (if applicable))

Kingdom of Denmark
(Jurisdiction of Subject Company's Incorporation or Organization)

Aktieselskabet Dampskibsselskabet Svendborg
(Name of Person(s) Furnishing Form)

A-shares, nominal value DKK 1,000 per share of Dampskibsselskabet af 1912, Aktieselskab
A-shares, nominal value DKK 500 per share of Dampskibsselskabet af 1912, Aktieselskab
B-shares, nominal value DKK 1,000 per share of Dampskibsselskabet af 1912, Aktieselskab
B-shares, nominal value DKK 500 per share of Dampskibsselskabet af 1912, Aktieselskab
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Michael V. Møller, Esq.
Dampskibsselskabet af 1912, Aktieselskab
50, Esplanaden
DK-1098 Copenhagen K. Denmark
Telephone: +45 3363 3665
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

With a copy to:
Martin F. Conniff, Esq.
Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178
212 309 6000

May 6, 2003
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are furnished as exhibits to this Form:

Exhibit No.	Description
I.1(a)-1	English translation of joint Merger Plan, dated May 6, 2003, prepared by the boards of directors of Dampskibsselskabet af 1912, Aktieselskab ("1912") and Aktieselskabet Dampskibsselskabet Svendborg ("Svendborg") relating to the merger of 1912 and Svendborg, disseminated to shareholders on May 23, 2003 (previously furnished to the Securities and Exchange Commission as Exhibit II(1)-2 of Part II of Form CB submitted on May 7, 2003).
I.1(a)-2	English translation of Appendix to joint Merger Plan containing amendments to Articles of Association of Svendborg that shall immediately after the merger apply to Svendborg, as the surviving company, disseminated to shareholders on May 23, 2003 (previously furnished to the Securities and Exchange Commission as Exhibit II(1)-3 of Part II of Form CB submitted on May 7, 2003).
I.1(a)-3	English translation of joint Merger Statement, dated May 6, 2003, concerning the merger plan prepared by the boards of directors of 1912 and Svendborg relating to the merger of 1912 and Svendborg, disseminated to shareholders on May 23, 2003 (previously furnished to the Securities and Exchange Commission as Exhibit II(1)-4 of Part II of Form CB submitted on May 7, 2003).
I.1(a)-4	Merger Accounts as at 1 January 2003 for the merger between Svendborg and 1912, dated May 6, 2003, disseminated to shareholders on May 23, 2003 (previously furnished to the Securities and Exchange Commission as Exhibit II(1)-5 of Part II of Form CB submitted on May 7, 2003).
I.1(a)-5	English translation of Valuation Experts' Statements and Opinions, dated May 6, 2003, concerning merger consideration for the shares of 1912 and security of creditors in the individual companies, relating the merger of 1912 and Svendborg, disseminated to shareholders on May 23, 2003 (previously furnished to the Securities and Exchange Commission as Exhibit II(1)-6 of Part II of Form CB submitted on May 7, 2003).
I.1(a)-6	English translation of Prospectus, dated May 6, 2003, prepared by Svendborg for the purpose of the issue of bonus shares to the shareholders of Svendborg in accordance with the joint Merger Plan, disseminated to shareholders on May 23, 2003 (previously furnished to the Securities and Exchange Commission as Exhibit II(1)-7 of Part II of Form CB submitted on May 7, 2003).
I.1(a)-7	English translation of Prospectus, dated May 6, 2003, prepared by 1912 for the purpose of the issue of bonus shares to the shareholders of 1912 in accordance with the joint Merger Plan, disseminated to shareholders on May 23, 2003 (previously furnished to the Securities and Exchange Commission as Exhibit II(1)-8 of Part II of Form CB submitted on May 7, 2003).
I.1(a)-8	English translation of Invitation and Agenda/Complete Proposals prepared by Svendborg, concerning the extraordinary general meeting, disseminated to shareholders on May 23, 2003 (previously furnished to the Securities and Exchange Commission as Exhibit II(1)-11 of Part II of Form CB submitted on May 27, 2003).
I.1(a)-9	English translation of Invitation and Agenda/Complete Proposals prepared by 1912, concerning the extraordinary general Meeting, disseminated to shareholders on May 23, 2003 (previously furnished to the Securities and Exchange Commission as Exhibit II(1)-12 of Part II of Form CB submitted on May 27, 2003).

(b) Not applicable.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included on the outside cover page or other prominent portion of each of the documents furnished as the following exhibits to this Form: Exhibits I.1(a)-1 through I.1(a)-9; Exhibits II(1)-2 through II(1)-8; Exhibits II(1)-10, II(1)-11, II(1)-12 and II(1)-14.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) The following documents are furnished as exhibits to this Form:

Exhibit No.	Description
II(1)-1*	English translation of Announcement to the Copenhagen Stock Exchange, dated May 6, 2003, concerning the merger plan of 1912 and Svendborg, with the enclosures listed above as Exhibits II(1)-2 through II(1)-8.
II(1)-2*	English translation of joint Merger Plan, dated May 6, 2003, prepared by the boards of directors of Dampskibsselskabet af 1912, Aktieselskab ("1912") and Aktieselskabet Dampskibsselskabet Svendborg ("Svendborg") relating to the merger of 1912 and Svendborg.
II(1)-3*	English translation of Appendix to joint Merger Plan containing amendments to Articles of Association of Svendborg that shall immediately after the merger apply to Svendborg, as the surviving company.
II(1)-4*	English translation of joint Merger Statement, dated May 6, 2003, concerning the merger plan prepared by the boards of directors of 1912 and Svendborg relating to the merger of 1912 and Svendborg.
II(1)-5*	Merger Accounts as at 1 January 2003 for the merger between Svendborg and 1912, dated May 6, 2003.
II(1)-6*	English translation of Valuation Experts' Statements and Opinions, dated May 6, 2003, concerning merger consideration for the shares of 1912 and security of creditors in the individual companies, relating the merger of 1912 and Svendborg.
II(1)-7*	English translation of Prospectus, dated May 6, 2003, prepared by Svendborg for the purpose of the issue of bonus shares to the shareholders of Svendborg in accordance with the joint Merger Plan.
II(1)-8*	English translation of Prospectus, dated May 6, 2003, prepared by 1912 for the purpose of the issue of bonus shares to the shareholders of 1912 in accordance with the joint Merger Plan.
II(1)-9**	English translation of advertisement published in the Danish Gazette in Denmark on May 10, 2003, concerning information regarding where copies of the prospectuses could be obtained.
II(1)-10**	Wall Street Journal advertisement published on May 12, 2003, concerning information regarding where copies of the prospectuses could be obtained.

* Previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB submitted on May 7, 2003.

** Previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB submitted on May 12, 2003.

II(1)-11***	English translation of Invitation and Agenda/Complete Proposals prepared by Svendborg, concerning the extraordinary general meeting.
II(1)-12***	English translation of Invitation and Agenda/Complete Proposals prepared by 1912, concerning the extraordinary general Meeting.
II(1)-13***	English translation of advertisement published in the Danish Gazette in Denmark on May 23, 2003, concerning the extraordinary general meeting.
II(1)-14***	Wall Street Journal advertisement published on May 27, 2003, concerning the extraordinary general meeting.
II(1)-15****	English translation of Announcement to the Copenhagen Stock Exchange, dated June 10, 2003, concerning the extraordinary general meeting.
II(1)-16****	English translation of Announcement to the Copenhagen Stock Exchange, dated June 10, 2003, concerning the increase in share capital.
II(1)-17	English translation of Announcement to the Copenhagen Stock Exchange, dated June 12, 2003, concerning the extraordinary general meeting.
II(1)-18	English translation of Announcement to the Copenhagen Stock Exchange, dated June 12, 2003, concerning the increase in share capital.
II(1)-19	English translation of Announcement to the Copenhagen Stock Exchange, dated June 12, 2003, concerning the total holding of A.P. Møller – Maersk A/S and its subsidiaries of shares in Svendborg.
II(1)-20	English translation of Announcement to the Copenhagen Stock Exchange, dated June 12, 2003, concerning the change in management of Svendborg.
II(1)-21	English translation of Announcement to the Copenhagen Stock Exchange, dated June 12, 2003, concerning the election of chairman and vice chairmen of A.P. Møller – Maersk A/S.

(2) Not applicable.

(3) Not applicable.

*** Previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB submitted on May 27, 2003.

**** Previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB submitted on June 11, 2003.

PART III – CONSENT TO SERVICE OF PROCESS

The person furnishing this Form previously filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on May 7, 2003.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AKTIESELSKABET DAMPSKIBSSELSKABET SVENDBORG

By: ______________________________
Name: Eivind Kolding
Title: Executive Vice President and Chief Financial Officer

By: ______________________________
Name: Michael V. Møller
Title: Vice President, General Counsel

Date: June 13, 2003

Exhibit II(1)-17

ANNOUNCEMENT

Development of the Extraordinary General Meeting – 12 June 2003

The extraordinary general meeting of AKTIESELSKABET DAMPSKIBS-SELSKABET SVENDBORG took place 12 June 2003 at Mærskgården, Svendborg.

Agenda:

1. Proposal by the Board of Directors to increase the share capital of the Company from DKK 745,200,000 to a total of DKK 2,235,600,000 by issuing bonus shares in the amount of DKK 1,490,400,000 divided into A-share capital of DKK 745,200,000 and B-share capital of DKK 745,200,000, in which connection two new shares of DKK 1,000 shall be issued for each share of DKK 1,000 and one new share of DKK 1,000 shall be issued for each share of DKK 500 and Articles 2 and 12 (amount of share capital) of the Articles of Association shall be amended.

2. Proposal by the Board of Directors to merge the Company with Dampskibsselskabet af 1912, Aktieselskab with the Company as the surviving company as set out in the Merger Plan (with appendix) made by the boards of directors of the two companies on 6 May 2003 and announced by the Danish Commerce and Companies Agency pursuant to Section 134d(2) of the Danish Companies Act on 6 May 2003, including the proposal to increase the share capital of the Company by DKK 2,160,000,000 to DKK 4,395,600,000 divided into A-share capital of DKK 1,080,000,000 and B-share capital of DKK 1,080,000,000 and the consequential amendment of Articles 2 and 12 (amount of share capital) of the Articles of Association as well as the following amendments to the Articles of Association as a consequence of the merger:

Article 1	(change of the Company's name to A.P. Møller - Mærsk A/S and adoption of the following secondary names: Aktieselskabet Dampskibsselskabet Svendborg (A.P. Møller - Mærsk A/S) and Dampskibsselskabet af 1912, Aktieselskab (A.P. Møller - Mærsk A/S)),
Article 1	(change of the Company's registered office to Copenhagen, Denmark),
Article 3	(change of the maximum number of nominee directors),
Article 10	(change of the place of general meetings).

3. Proposal by the Board of Directors to amend the Articles of Association in accordance with the Danish Company Accounts Act and the Danish Companies Act:

   § 8 (change of terminology),
   § 10 (change of terminology and final date for holding general meetings),
   § 14 (change of terminology),
   § 16 (change of terminology),
   § 17 (adaptation to applicable accounting rules).

4. Authorization to buy own shares.

5. Election of nominee directors.

6. Authorization to the chairman of the meeting.

***

The board had appointed Mr Henrik Christrup, Lawyer, as Chairman of the meeting.

1. The proposal by the Board of Directors was adopted.

2. The proposal by the Board of Directors was adopted.

3. The proposal by the Board of Directors was adopted.

4. The Board of Directors was authorised, on behalf of the company - within in a period of 18 months following the extraordinary general meeting – from time to time to buy own shares until the total holding of the Company and its subsidiaries of own shares amounts to a maximum of 10% of the Company's total share capital. The own shares may be acquired at the current market price from time to time +/- 10%.

5. The following nominee directors resigned from the Board:

   Frants Erich Count Bernstorff-Gyldensteen

   The company in general meeting elected the following new nominee directors to the Board:

   Mr. Michael Pram Rasmussen
   Mrs. Ane Mærsk Mc-Kinney Uggla
   Mr. Jan Leschly

6. The Chairman of the meeting was authorised to take all the steps necessary or appropriate for registration of the resolutions passed, including to make such amendments to and corrections in the documents prepared in this connection as may be required or requested by the Danish Commerce and Companies Agency or any other public authority as a condition for registration or approval or may be suggested as expedient.

Meeting adjourned.

Contact person: Senior Vice President Lars-Erik Brenøe, tel. no. +45 33 63 36 07.

Copenhagen, 12 June 2003

Exhibit II(1)-18

ANNOUNCEMENT

Change of Share Capital

This is to inform you that at the extraordinary general meeting today in Aktieselskabet Dampskibsselskabet Svendborg it was decided to increase the share capital of the Company from DKK 745,200,000 to a total of DKK 2,235,600,000 by issuing bonus shares in the amount of DKK 1,490,400,000 divided into A-share capital of DKK 745,200,000 and B-share capital of DKK 745,200,000, in which connection two new shares of DKK 1,000 shall be issued for each share of DKK 1,000 and one new share of DKK 1,000 shall be issued for each share of DKK 500.

It is expected that the capital increase will be registered with the Danish Commerce and Companies Agency on 12 June 2003, and that the bonus shares will be allotted on 18 June 2003 following the daily update by the Danish Securities Centre.

It was furthermore decided to increase the share capital of the Company by DKK 2,160,000,000 to DKK 4,395,600,000 divided into A-share capital of DKK 1,080,000,000 and B-share capital of DKK 1,080,000,000. The shareholders of Dampskibsselskabet af 1912, Aktieselskab will receive this increase as consideration pursuant to the Merger Plan concerning the merger of Dampskibsselskabet af 1912, Aktieselskab and the Company with the latter as the surviving company. It is expected that these shares will be listed by the Copenhagen Stock Exchange on 16 June 2003.

Contact person: Senior Vice President Lars-Erik Brenøe,
tel. no. +45 33 63 36 07.

Copenhagen, 12 June 2003

Exhibit II(1)-19

ANNOUNCEMENT

Announcement pursuant to the Securities Trading Act

This is to inform you that the total holding of A.P. Møller – Mærsk A/S and its subsidiaries of shares in the Company currently amounts to DKK 280,837,500 in B-shares equivalent to 6.39% of the share capital of the Company.

Contact person: Senior Vice President Lars-Erik Brenøe,
tel. no. +45 33 63 36 07.

Copenhagen, 12 June 2003

Exhibit II(1)-20

ANNOUNCEMENT

Change of Management

This is to inform you that at the extraordinary general meeting today in Aktieselskabet Dampskibsselskabet Svendborg Mr. Michael Pram Rasmussen, Mrs. Ane Mærsk Mc-Kinney Uggla and Mr. Jan Leschly were elected to the Board of Directors of the company. At the same meeting Frants Erich Count Bernstorff-Gyldensteen resigned from the Board of Directors of the company.

Contact person: Senior Vice President Lars-Erik Brenøe,
tel. no. +45 33 63 36 07.

Copenhagen, 12 June 2003

Exhibit II(1)-21

ANNOUNCEMENT

Election of chairman and vice chairmen

At the board meeting in A.P. Møller – Mærsk A/S today Mr Mærsk Mc-Kinney Møller was elected chairman and Mr. Poul J. Svanholm, Mr. Michael Pram Rasmussen and Mrs. Ane Mærsk Mc-Kinney Uggla were elected vice chairmen.

Contact person: Mr. Mærsk Mc-Kinney Møller, tel. no. +45 33 63 33 63.

Copenhagen, 12 June 2003